

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 12, 2016

<u>Via E-mail</u>
Gregory C. Walker
Vice President, Finance and Chief Financial Officer
PDF Solutions, Inc.
333 West San Carlos Street
Suite 1000
San Jose, CA 95110

> **Re: PDF Solutions Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 1, 2016**
> **File No. 0-31311**

Dear Mr. Walker:

We refer you to our comment letter dated October 12, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance

       Sonia Segovia
       PDF Solutions, Inc.